Morgan, Lewis & Bockius LLP
1111 Pennsylvania Ave., N.W.
Washington, DC 20004


CHRISTOPHER D. MENCONI
202.739.5896
cmenconi@morganlewis.com



May 21, 2009

VIA EDGAR CORRESPONDENCE

Mr. Richard Pfordte
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: RYDEX SERIES FUNDS (THE "TRUST") - POST EFFECTIVE AMENDMENT NO. 86 (FILE NOS. 033-59692 AND 811-07584)
         ------------------------------------------------------------------

Dear Mr. Pfordte:

This letter responds to your comments conveyed to us during a telephone conference on April 30, 2009 relating to the Trust's Post-Effective Amendment No. 86 ("PEA No. 86"), filed on March 6, 2009 in connection with registering a new class of shares, Investor2 Class Shares, for the Trust's U.S. Government Money Market Fund (the "Fund"). The following summarizes your comments, and our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund's Prospectus and/or Statement of Additional Information ("SAI").

PROSPECTUS

1.   COMMENT. Explain why Investor2 Class Shares of the Fund are being created.

     RESPONSE. Investor2 Class Shares of the Fund are being created in connection with a reorganization in which, upon the affirmative vote of shareholders of the Security Cash Fund (the "Acquired Fund"), the Fund will acquire all of the assets and liabilities of the Acquired Fund (the "Reorganization"). If approved by shareholders of the Acquired Fund, on the effective date of the Reorganization, shareholders of the Acquired Fund will be issued a pro rata portion of Investor2 Class Shares of the Fund. Because the investment adviser of the Acquired Fund is affiliated with the Fund's investment adviser, and furthermore, because each investment adviser is controlled by the same parent company, Security Benefit Corporation, Investor2 Class Shares have been designed to allow for shareholders of the Acquired Fund to continue to buy, sell and exchange Fund shares in the same manner and on the same platform (through the Security Funds) as they did prior to the Reorganization. It is expected that some time after the Reorganization, shareholders of the Acquired Fund will also be able to exchange their shares for shares of other mutual funds distributed by Rydex Distributors, Inc. (the "Rydex Family of Funds").

2. COMMENT. Delineate the differences between Investor2 Class Shares and the Fund's existing Investor Class Shares.

     RESPONSE. As described above in our response to Comment No. 1, Investor2 Class Shares have been designed to allow shareholders of the Acquired Fund to continue to buy, sell and exchange Fund shares in the same manner and on the same platform (through the Security Funds) as they did prior to the Reorganization. Therefore, the manner in which shareholders of Investor2 Class Shares of the Fund will purchase, sell and exchange Fund shares differs from the manner in which shareholders of the Fund's existing Investor Class Shares, and any other of the Fund's share classes for that matter, purchase, sell and exchange shares. In addition, Investor2 Class Shares of the Fund are subject to different initial and subsequent minimum investment amounts than the Fund's Investor Class Shares.

3. COMMENT. Please separate the disclosures required by Items 2 and 4 of Form N-1A. Additionally, please confirm that all principal strategies and risks are summarized as part of the Fund's Item 2 disclosure. Finally, please disclose the Fund's non-fundamental investment policy adopted pursuant to Rule 35d-1 in the Fund's Item 2 disclosure.

     RESPONSE. We have revised the Fund's Item 2 disclosure as follows (new language appears in bold for the purposes of this correspondence). Please note that the following language regarding the Fund's revised principal investment strategy does not appear in the prospectus filed as part of the Trust's Post-Effective No. 90, which was filed with the Commission pursuant to Rule 485(b) on May 7, 2009, but rather is included in the final form of prospectus filed pursuant to Rule 497(c) on May 7, 2009. Because we view this change to the Fund's principal investment strategy as "material," we plan on including this language in an upcoming 485(a) filing for the Trust, scheduled to be filed on or about May 29, 2009. We have included the revised language in our printed prospectus in response to your comments.

     PRINCIPAL INVESTMENT STRATEGY

     The U.S. Government Money Market Fund invests primarily in money market instruments issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities, and enters into repurchase agreements fully collateralized by U.S. government securities. The Fund may also invest in Eurodollar Time Deposits, SECURITIES ISSUED BY THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (THE WORLD BANK), AND HIGH-QUALITY COMMERCIAL PAPER AND SHORT-TERM CORPORATE BONDS. The Fund operates under U.S. Securities and Exchange Commission rules, which impose certain liquidity, maturity, and diversification requirements on all money market funds. All securities purchased by the Fund must have remaining maturities of 397 days or less, and must be found by the Advisor to represent minimal credit risk and be of eligible quality.

     UNDER NORMAL CIRCUMSTANCES, THE FUND WILL INVEST AT LEAST 80% OF ITS NET ASSETS IN FIXED INCOME SECURITIES ISSUED BY THE U.S. GOVERNMENT. THIS IS A NON-FUNDAMENTAL POLICY THAT CAN BE CHANGED BY THE FUND UPON 60 DAYS' PRIOR NOTICE TO SHAREHOLDERS.

     PRINCIPAL RISKS

     The U.S. Government Money Market Fund is subject to a number of risks that may affect the value of its shares, including:

          o     CREDIT RISK                 o     Interest Rate Risk
          o     INCOME RISK                 o     Stable Price Per Share Risk

     Please see "Descriptions of Principal Risks" below for a discussion of each of the principal risks that apply to the Fund.

     DESCRIPTIONS OF PRINCIPAL RISKS
     ---------------------------------------------------------------------------

     CREDIT RISK - CREDIT RISK IS THE RISK THAT THE FUND COULD LOSE MONEY IF THE ISSUER OR GUARANTOR OF A DEBT INSTRUMENT BECOMES UNWILLING OR UNABLE TO MAKE TIMELY PRINCIPAL AND/OR INTEREST PAYMENTS, OR TO OTHERWISE MEET ITS OBLIGATIONS. SECURITIES ARE SUBJECT TO VARYING DEGREES OF CREDIT RISK, WHICH ARE SOMETIMES REFLECTED IN CREDIT RATINGS.

     INCOME RISK - INCOME RISK INVOLVES THE POTENTIAL FOR DECLINE IN THE FUND'S YIELD (THE RATE OF DIVIDENDS THE FUND PAYS) IN THE EVENT OF DECLINING INTEREST RATES.

     INTEREST RATE RISK- THE MARKET VALUE OF FIXED INCOME INVESTMENTS, AND FINANCIAL INSTRUMENTS RELATED TO THOSE FIXED INCOME INVESTMENTS, WILL CHANGE IN RESPONSE TO INTEREST RATE CHANGES. DURING PERIODS OF FALLING INTEREST RATES, THE VALUES OF FIXED INCOME SECURITIES GENERALLY RISE. CONVERSELY, DURING PERIODS OF RISING INTEREST RATES, THE VALUES OF SUCH SECURITIES GENERALLY DECLINE. WHILE SECURITIES WITH LONGER MATURITIES TEND TO PRODUCE HIGHER YIELDS, THE PRICES OF LONGER MATURITY SECURITIES ARE ALSO SUBJECT TO GREATER MARKET FLUCTUATIONS AS A RESULT OF CHANGES IN INTEREST RATES. HOWEVER, THE EXTREMELY SHORT MATURITY OF SECURITIES HELD IN THE FUND-A MEANS OF ACHIEVING AN OVERALL FUND OBJECTIVE OF PRINCIPAL SAFETY-REDUCES THE LIKELIHOOD OF PRICE FLUCTUATION.

     STABLE PRICE PER SHARE RISK - The Fund's assets are valued using the amortized cost method, which enables the Fund to maintain a stable price of $1.00 per share. ALTHOUGH THE FUND IS MANAGED TO MAINTAIN A STABLE PRICE PER SHARE OF $1.00, THERE IS NO

     GUARANTEE THAT THE PRICE WILL BE CONSTANTLY MAINTAINED, AND IT IS POSSIBLE TO LOSE MONEY. THE FUND IS NOT A BANK DEPOSIT AND IS NOT FEDERALLY INSURED OR GUARANTEED BY ANY GOVERNMENT AGENCY OR GUARANTEED TO ACHIEVE ITS OBJECTIVE.

4. COMMENT. The SEC questions whether it is permissible under Rule 22c-1 under the Investment Company Act of 1940 for the Fund to reserve the right to accept orders to purchase or redeem shares on any day that is not a Business Day. The SEC staff believes the Prospectus should state the days on which the Fund is open and closed for business.

     RESPONSE. After reviewing Rule 22c-1 and conferring with our client, we have decided not to make any change to the current disclosure as our client needs the flexibility to remain open on days when the NYSE is closed but a liquid market exists for conducting business. Because such days are not pre-established, it is not possible to identify them in the Fund's Prospectus. However, as disclosed in the Fund's Prospectus, and to the extent possible, advance notice of such days will be posted on the web at WWW.RYDEXINVESTMENTS.COM. Such days may include, and have included, days on which the markets are closed for the observance of a Presidents' death (such as the recent closing of the markets for President Ford's death) and/or certain days after a national emergency (as occurred in the days following September 11th). Additionally, we have reviewed the disclosure included in the prospectuses of other money market funds and have found similar language.

5. COMMENT. Under the heading "Receiving Your Redemption Proceeds," please revise the last sentence of the first paragraph to state that the Fund will send redemption proceeds upon clearance of a shareholder purchase order (i.e., when the shareholder's check has cleared).

     RESPONSE. We have revised the last sentence of the first paragraph as follows (new language appears in bold and deleted language appears in bold and brackets for the purposes of this correspondence):

     "For investments made by check or [ACH] AUTOMATIC BANK DRAFT (not wire purchases), payment of redemption proceeds may be delayed until [THE TRANSFER AGENT IS REASONABLY SATISFIED THAT] your purchase has cleared. It [MAY] WILL take [UP TO] 15 days for your purchase to clear."

6. COMMENT. Under the heading "Dividends and Distributions" and the sub-heading "Timing of Payments," please clarify the Fund's dividend policy by stating when investors start and stop earning dividends.

     RESPONSE. We have revised the disclosure as follows (new language appears in bold for the purposes of this correspondence):

     "YOUR PURCHASE ORDER BEGINS TO ACCRUE DIVIDENDS ON THE BUSINESS DAY AFTER THE FUND RECEIVES YOUR PURCHASE ORDER AND CONTINUES TO ACCRUE DIVIDENDS THROUGH THE BUSINESS DAY THE FUND RECEIVES A REQUEST TO REDEEM YOUR SHARES. The Fund will declare dividends daily and pay them monthly upon redemption. If you own Fund shares on the Fund's record date, you will be entitled to receive the dividend. The Fund may declare and pay dividends on the same date. The Fund makes distributions of capital gains, if any, at least annually. The Fund, however, may declare a special capital gains distribution if the Board of Trustees believes that such a distribution would be in the best interests of the shareholders of the Fund."

                                       ***

I hereby acknowledge on behalf of the Rydex Series Funds (the "Trust") that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact either John McGuire at 202.739.5654 or me at 202.739.5896.

Sincerely,

/s/ Christopher D. Menconi


c:  W. John McGuire
    Joanna Haigney